EXHIBIT 21

SUBSIDIARIES

Subsidiary	State of Incorporation or Organization
Holly Sugar Corporation	New York
Imperial Distributing, Inc.	Delaware
Imperial-Savannah LP	Delaware
Savannah Foods & Industries, Inc.	Delaware
Ragus Holdings, Inc.	Delaware